UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 4

HILL INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

431466 10 1

(CUSIP Number)

Irvin E. Richter

Chairman and Chief Executive Officer

c/o Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A (Amendment No. 4)

CUSIP No. 431466 10 1

1	Names of Reporting Persons Irvin E. Richter I.R.S. Identification No. of Above Person (Entities Only)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds IN

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,361,382 (see footnote 1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 6,361,382 (see footnote 1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,361,382 (see footnote 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4% (see footnote 2)

14	Type of Reporting Person IN

(1) - Includes 1,130,301 shares of common stock issuable to Mr. Irvin E. Richter upon exercise of options granted to him pursuant to the Issuer’s 2006 Stock Option Plan and 32,636 shares of common stock held in the Issuer’s 401(k) Plan for the benefit of the reporting person.

(2) - Based upon 50,373,257 shares of Issuer’s common stock which the Reporting Person has reason to believe were outstanding on October 31, 2014.

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SCHEDULE 13D/A (Amendment No. 4)

CUSIP No. 431466 10 1

This Amendment No. 4 amends and supplements the Schedule 13D filed by Irvin E. Richter with the Securities and Exchange Commission (the “Commission”) on July 10, 2006 (the “Initial 13D Filing”), as amended and supplemented by Amendment No. 1 filed with the Commission on April 6, 2007, Amendment No. 2 filed with the Commission on December 5, 2007 and Amendment No. 3 filed with the Commission on December 10, 2008 (the Initial 13D Filing, as amended and supplemented by the foregoing amendments thereto, hereinafter collectively referred to as the “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Hill International, Inc., a Delaware corporation (the “Issuer”). Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

In Amendment No. 3 to the Initial 13D Filing, Messrs. Irvin E. Richter and David L. Richter elected to jointly file on a single Schedule 13D pursuant to Rule 13d-1(k) promulgated by the Commission under the Act.  Effective with the filing of this Amendment No. 4, Irvin E. Richter no longer elects to jointly file his Schedule 13D with David L. Richter.

This Amendment No. 4 is filed by Mr. Irvin E. Richter (the “Filer”) to update the identity of the Filer as well as certain other information.  The information set forth below in Items 2, 5, 6 and 7 supplements the information disclosed in the corresponding item of the Initial Schedule 13D and prior amendments thereto.

Item 2.	Identity and Background.

Item 2 is hereby supplemented by the following:

This Schedule 13D/A is filed by the Filer. The business address of the Filer is c/o Hill International, Inc., 303 Lippincott Centre, Marlton, New Jersey 08053.  The Filer is a director and is the Chairman and Chief Executive Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented by the following:

(a) After taking into account the transactions described in Item 5(c) hereof, the Filer is the beneficial owner of 6,361,382 shares (12.4%) of outstanding Common Stock. See footnote 2, above.

(b) The Filer has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares identified in Item 5(a) hereof.

(c) During the past 60 days the Filer effected the following transaction in the Issuer’s Common Stock:

On November 11, 2014, the Filer entered into a settlement agreement with Emerging Markets Intrinsic, Ltd., SRT Capital SPC and certain affiliated entities (collectively, “SRT”).  Under the settlement agreement, the Filer agreed, among other things, to transfer to SRT his ownership rights with respect to 1,428,481 shares of Common Stock in exchange for the release of a liability (including accrued interest and net of cash payments by the Filer) in the aggregate amount of $3,224,054 (or $2.26 per share), and the parties to the settlement agreement agreed to mutual releases and covenants not to sue.

(d), (e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the following:

The information set forth in Item 5(c) above is incorporated herein by reference.

The Filer has entered into a margin loan agreement with Fulton Bank, N.A. pursuant to which a total of 3,000,000 shares of Common Stock owned by the Filer are pledged as security.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby supplemented by the following:

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SCHEDULE 13D/A (Amendment No. 4)

CUSIP No. 431466 10 1

The settlement agreement referenced in Item 5(c) is filed as Exhibit 1.

4

SCHEDULE 13D/A (Amendment No. 4)

CUSIP No. 431466 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2014

/s/ Irvin E. Richter
Irvin E. Richter

5

Exhibit 1

SETTLEMENT AGREEMENT AND MUTUAL GENERAL RELEASE

This Settlement Agreement and Mutual General Release (this “Agreement”) is hereby made and entered into on this 11th day of November, 2014 (the “Effective Date”) by and between Irvin E. Richter (“Richter”), an individual, on the one hand, and Emerging Markets Intrinsic, Ltd. (“EMI Ltd.”), a British Virgin Islands corporation, Emerging Markets Intrinsic Cayman Ltd. (“EMI Cayman”), a Cayman Islands company, EMI Financial Group LLC (“EMI Financial”), a Connecticut limited liability company, SRT Capital SPC, Ltd. (“SRT”), a Cayman Islands Segregated Portfolio Company, Eric Maass (“Maass”), an individual, and Bulent Toros (“Toros”), an individual on the other hand.  Each, individually, is referred to herein as a Party, and all are collectively referred to herein as the “Parties.”  EMI Cayman, EMI Ltd., EMI Financial, SRT, Maass, and Toros are collectively referred to herein as the “EMI Entities.”

WHEREAS, Richter entered into a Margin Lending Agreement with some or all of the EMI Entities (the “MLA”); and

WHEREAS, under the MLA Richter pledged shares of common stock of Hill International (the “Collateral Shares”) as collateral for a loan under the MLA, save for the portion which was withheld by EMI and applied to the payment of origination fees provided for under the MLA; and

WHEREAS, the EMI Entities claim that a total of $3,724,054, inclusive of fees and interest, remained outstanding and owing by Richter as of October 24, 2014 under the MLA; and

WHEREAS, the EMI Entities have claimed that Richter defaulted on the loan; and Richter claims he did not default under the MLA;

WHEREAS, Richter threatened to institute suit against the EMI Entities and all parties involved in the loan made pursuant to the MLA;

WHEREAS, the EMI Entities deny any and all allegations of wrongdoing or liability made by the Richter Parties;

WHEREAS, before suit was instituted, the Parties engaged in settlement discussions in order to resolve all actual and potential claims against each other with finality, without admission of liability, and upon the terms and conditions set forth below, all effective as of the date hereof;

NOW THEREFORE, upon the mutual covenants and premises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

1.             Consideration.

a.             Richter shall provide consideration to the EMI Entities as follows:

(1)           Richter shall pay the EMI Entities the amount of $500,000.00 (the “Settlement Payment”).  The Settlement Payment shall be wire transferred within ten (10) business days of the Effective Date to a trust account maintained by Pepper Hamilton LLP (the “Escrow Agent”).  Within one (1) business day after receipt of confirmation by the Escrow Agent that the shares referenced in section 1(b) below have been transferred to Richter’s account with Morgan Stanley Smith Barney LLC, the Escrow Agent shall send the Settlement Payment to the EMI Entities using the wiring instructions attached hereto as Exhibit A.

(2)           The EMI Entities will have no obligation to return the remaining 1,428,481 of the Collateral Shares, nor to pay any consideration to Richter therefor.

(3)           The EMI Entities shall have no obligation to return any of the proceeds from any liquidation of any Collateral Shares, nor to account to Richter therefor.

b.             The EMI Entities shall provide consideration to Richter as follows:

(1)           Subject to confirmation of the wire transfer of the Settlement Payment to a trust account maintained by Pepper Hamilton LLP as referenced in section 1(a)(1) above, the EMI Entities agree to release from the pledge and return 808,475 of the Collateral Shares to Richter within twelve (12) business days of the Effective Date, effected through a “Free of Payment” transfer to Richter’s account with Morgan Stanley Smith Barney LLC.

2.             Margin Loan Agreement.  All amounts due and owing by Richter or his affiliates to any of the EMI Entities under the MLA are hereby forgiven by the EMI Entities, and the EMI Entities, on their behalf and on behalf of their successors and assigns, agrees that all obligations of Richter or his affiliates under or arising out of the MLA are considered to be fully satisfied and discharged as of the Effective Date.  The original MLA shall be stamped as being “satisfied in full,” signed by some or all of the EMI Entities, and returned to Richter.

3.             Liquidation and Dissolution of Special Purpose Vehicle.  Richter and some or all of the EMI Entities will execute such documentation as shall be reasonably necessary to wind up, liquidate and dissolve SRT Capital Segregated Portfolio Company IR (“SRT IR”), the special purpose vehicle created for the loan transaction, for which the EMI Entities will pay all costs and expenses other than the expenses of Richter’s legal counsel and financial advisors.  Richter does not authorize the EMI Entities to engage legal counsel or financial advisors to act on his behalf.  The Parties stipulate and agree that the General Releases and Promises Not to Sue referenced in sections 4, 5 and 7 below shall apply to and bind SRT IR to the same extent as they apply to and bind each other Party to this Agreement.

4.             Richter’s General Release.  Richter freely and voluntarily releases and discharges the EMI Entities, as well as any predecessors, successors (by merger or otherwise), parents, holding companies, subsidiaries, affiliates, divisions, commonly-owned or controlled institutions and related entities, benefit plans, insurers and assigns, together with each and every of their officers, directors, shareholders, managers, trustees, employees and agents and the heirs, representatives and executors of same (in their capacities as such) (collectively “EMI

Releasees”), from any and all suits, causes of action, complaints, charges, contracts, loans, debts, obligations, demands, promises or claims of any kind, whether in law or in equity, direct or indirect, known or unknown, foreseen or unforeseen (hereinafter “Claims”), arising out of or relating in any manner to the MLA or the transactions contemplated thereby, which Richter ever had, now has or hereafter may have against any of the EMI Releasees for, or by reason of, any actual or alleged act, omission, transaction, practice, conduct, occurrence, or other matter up to and including the Effective Date.  This release is inclusive of any and all Claims for attorneys’ fees and costs incurred by Richter.

5.             EMI Entities’ General Release.  Each of the EMI Entities freely and voluntarily releases and discharges Richter, as well as any insurers, assigns, agents, heirs, representatives and executors (in their capacities as such) (collectively “Richter Releasees”), from any and all suits, causes of action, complaints, charges, contracts, loans, debts, obligations, demands, promises or claims of any kind, whether in law or in equity, direct or indirect, known or unknown, foreseen or unforeseen (hereinafter “Claims”), arising out of or relating in any manner to the MLA or the transactions contemplated thereby, which the EMI Entities ever had, now have or hereafter may have against any of the Richter Releasees for, or by reason of, any actual or alleged act, omission, transaction, practice, conduct, occurrence, or other matter up to and including the Effective Date.  This release is inclusive of any and all Claims for attorneys’ fees and costs incurred by the EMI Entities.

6.             Affirmations.  Each Party affirms that it has not assigned any Claims that it purports to release hereunder and it has the full power and authority to enter into this Agreement and bind each of the persons and entities that it purports to bind.

7.             Promises Not To Sue.

a.             Richter covenants that he will not at any time hereafter commence, maintain, or in any way cause, or advise to be commenced or prosecuted, or permit to be filed by any other person on his behalf, any grievance, charge, action (including any class action), suit, or proceeding (judicial or administrative) against the EMI Releasees arising out of the MLA, except as such waiver is specifically prohibited by law.

b.             The EMI Entities covenant that they will not at any time hereafter commence, maintain, or in any way cause, or advise to be commenced or prosecuted, or permit to be filed by any other person on his or its behalf, any grievance, charge, action (including any class action), suit, or proceeding (judicial or administrative) against the Richter Releasees arising out of the MLA, except as such waiver is specifically prohibited by law.

8.             No Admissions. It is understood and agreed that neither the execution of this Agreement by any Party nor the terms of this Agreement constitute an admission of liability or wrongdoing.  Rather, it is understood and agreed by the Parties that this Agreement constitutes a good faith settlement, and that the Parties hereby specifically disclaim liability to any other Party.

9.             No Disparagement.  Richter agrees to not take any action that disparages the EMI Releasees, agrees to not engage in any conduct that might adversely affect the business or professional reputation of the EMI Releasees, and agrees to not take any action that disrupts the EMI Releasees’ business activities in any manner whatsoever.  The EMI Entities agree not to disparage the Richter Releasees, or to engage in any conduct that might adversely affect the business or professional reputation of the Richter Releasees or and further agree not to disrupt the Richter Releasees’ business activities in any manner whatsoever.

10.          Confidentiality.  The Parties agree that the terms of this Agreement (but not the existence of this Agreement) shall remain confidential, and that they have not and will not hereafter disclose directly or indirectly the terms or facts of this Agreement to anyone except to the Parties’ attorneys, and accountants, as well as to taxing authorities and except as may be required by law or applicable stock exchange listing requirements.  Richter may additionally disclose the terms of this Agreement to certain individuals employed by or associated with Hill International.  The Parties further understand and agree that such information may be disclosed to the aforementioned individuals only on the condition that such individuals in turn agree to keep such information confidential, and not to disclose it to others.

11.          Fees and Expenses.  Except as expressly set forth herein, each Party shall bear the expenses of its own legal counsel and financial advisors related to the MLA or this Agreement.

12.          Remedies.  All remedies at law and equity shall be available for the enforcement of this Agreement.  This Agreement may be pleaded as a full bar to the enforcement of any new claim that any Party brings against any other Party which either in form or substance is based on matters covered by this Agreement.  Notwithstanding the foregoing, nothing contained herein shall interfere with or waive any Party’s rights to enforce this Agreement.  In the event of any litigation arising from breach of this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party all reasonable costs incurred including litigation costs, attorneys’ fees, and all other related expenses incurred in such litigation.

13.          Representations and Warranties.  Each Party represents, warrants and agrees that:

a.             It has received independent legal advice from attorneys of its choice as to the advisability of making the settlement and the releases provided for in this Agreement and as to the advisability of executing this Agreement;

b.             Except as expressly stated in this Agreement, no Party has made any statement or representation to any other Party regarding any fact, which statement or representation is relied upon by any other Party in entering into this Agreement.  In connection with the execution of this Agreement and/or the making of the settlement provided for herein, no Party has relied upon any statement, representation or promise of any other Party not expressly contained in this Agreement;

c.             This Agreement is intended to be final and binding upon the releasing Parties and further is intended to be effective as a full and final accord and satisfaction as to the matters resolved herein, regardless of any claims of fraud, misrepresentation, concealment of fact, mistake of fact or law, duress or any other circumstances whatsoever.  The releasing Parties each rely upon the finality of this Agreement as a material factor inducing that Party’s execution of, and entry into, this Agreement;

d.             The Parties have made such investigation of the facts pertaining to the releases contained in this Agreement as they deem necessary;

e.             The terms of this Agreement are contractual and are the result of negotiation between the Parties; and

f.             This Agreement has been carefully read by each of the Parties and the contents thereof are known and understood by each of the Parties.  This Agreement is signed freely by each Party executing it.

14.          Entire Agreement.  This Agreement contains the entire agreement and understanding between the Parties and supersedes any and all prior agreements, arrangements or understandings of any kind or nature between the Parties.  This Agreement may not be amended, canceled, revoked or otherwise modified except by a written agreement.

15.          Governing Law and Submission To Jurisdiction.  This Agreement is governed by, and construed and enforced in accordance with, the laws of the State of New York, and for purposes of any actions or proceedings instituted under or as a result of this Agreement, the Parties expressly consent to the exclusive jurisdiction of and venue in the state or federal courts located in New York County, New York.

16.          Severability.  The provisions of this Agreement are severable, and if any part of it is found to be invalid or unenforceable, the remaining provisions shall remain fully valid and enforceable.

17.          Warranty of Authority.    Each person whose signature is affixed hereto in a representative capacity represents and warrants that:

a.             he/she is authorized to execute this Agreement on behalf of and to bind each Party on whose behalf his/her signature is affixed; and

b.             the provisions and execution of this Agreement have been validly approved and ratified by each such Party.

18.          Escrow Agent provisions.  The rights and obligations of the parties with respect to the Escrow Agent shall be governed by Exhibit B attached hereto

19.          Facsimile/Counterparts.  This Agreement may be executed in counterparts and by facsimile.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the dates set forth below:

Irvin E. Richter

Date:	11/11/2014		/s/ Irvin E. Richter
		By:	Irvin E. Richter
303 Lippincott Centre
Marlton, NJ 08053

Emerging Markets Intrinsic, Ltd.

Date:	11/12/2014		/s/ Bulent Toros
		By:	Bulent Toros
Managing Member
Wickhams Cay 1
P.O. Box 676, Road Town
Tortola, British Virgin Islands

Emerging Markets Intrinsic Cayman, Ltd.

Date:	11/12/2014		/s/ Bulent Toros
		By:	Bulent Toros
Director
P.O. Box 2075, George Town
Grand Cayman KY1-1105
Cayman Islands

EMI Financial Group LLC

Date:	11/11/2014		/s/ Eric Maass
		By:	Eric Maass
Managing Member
459 New Haven Avenue
Milford, CT 06460

SRT Capital SPC, Ltd.

Date:	11/12/2014		/s/ Bulent Toros
		By:	Bulent Toros
Director
P.O. Box 2075
Grand Cayman KY1-1105
Cayman Islands

Eric Maass

Date:	11/11/2014		/s/ Eric Maass
		By:	Eric Maass
459 New Haven Avenue
Milford, CT 06460

Bulent Toros

Date:	11/12/2014		/s/ Bulent Toros
		By:	Bulent Toros
P.O. Box 2075, George Town
Grand Cayman KY1-1105
Cayman Islands

Exhibit A

Wire Instructions for EMI

[account information redacted]

Exhibit B

Escrow Agent Provisions

1.             The Escrow Agent shall have no duties or obligations hereunder except as expressly set forth in Section 1(a)(1) of the within Settlement Agreement and Mutual Release (“Settlement and Release”), shall not be required to take any action otherwise than in accordance with the terms thereof, shall not be required to perform any acts that will violate any law or applicable rules of any governmental agency and shall not be in any manner liable or responsible for any loss or damage arising by reason of any act or omission to act by it thereunder or in connection with any of the transactions contemplated thereby, including, but not limited to, any loss that may occur by reasons of forgery, false representation, the exercise of its discretion in any particular manner or for any other reason, except for its fraud or willful misconduct.

2.             The Escrow Agent shall not be bound by any notice of, or demand with respect to, any waiver, modification, amendment, termination, cancellation, rescission or supersession of the Settlement and Release, unless the same shall be in writing and signed by Richter, the EMI Entities and the Escrow Agent.  In the event of any controversy or dispute arising thereunder or with respect to the construction thereof or any action to be taken by the Escrow Agent thereunder, the Escrow Agent shall incur no liability for any action or omission to act by it in good faith.  The good faith of the Escrow Agent shall be conclusively presumed with respect to any action or omission taken by it in accordance with the advice of counsel selected by the Escrow Agent.

3.             If the Escrow Agent shall be uncertain about the interpretation of the Settlement and Release or about the rights or obligations of any party thereto or the propriety of any action contemplated thereunder, or if the Escrow Agent shall receive instructions, claims or demands with respect to the Settlement Payment that are in its opinion in conflict with any other instructions it has received or any provisions of the Settlement and Release, the Escrow Agent shall be entitled, in its discretion, to refrain from taking any action other than to keep safely the Settlement Payment until it shall be directed otherwise in a writing executed by Richter and the EMI Entities, or by a final order or judgment of a court of competent jurisdiction, not subject to a further right of appeal; or alternatively the Escrow Agent may, but shall not be required to, (i) take action to deposit the Settlement Payment in any state or federal court located in New York, New York, and the Escrow Agent shall thereby be discharged of its duties and responsibilities hereunder or (ii) file an action of interpleader with respect to such matter.  Richter and the EMI Entities shall, without waiving any contribution rights any of them may have against the others, indemnify the Escrow Agent for all expenses (including reasonable attorney fees), costs, disbursements, or cash damages incurred by it in connection or resulting from any such interpleader action.

4.             Pepper Hamilton LLP shall be free to act as counsel to Richter with respect to any and all actions and disputes in which Richter may have an interest adverse to that of the EMI Entities, or any of them.

5.             The Escrow Agent may act in reliance upon any instrument or signature in good faith believed by the Escrow Agent to be genuine, and the Escrow Agent may assume that any person purporting to give or make a notice, request, consent or instruction or an acknowledgment of receipt in connection with the provisions of the Settlement and Release has been duly authorized to do so and that the same is properly given or made.  The Escrow Agent may rely upon any order, judgment, certification, demand or other writing delivered to the Escrow Agent without being required to determine the propriety and validity of the service thereof or the jurisdiction of any court.

6.             The Escrow Agent shall not incur personal liability of any nature in connection with any acts or omissions, made in good faith, in the administration of the escrow arrangement for the Settlement Payment or in carrying out any directions by Richter and the EMI Entities issued in accordance with the Settlement and Release.  The Escrow Agent shall be indemnified and saved harmless by Richter and the EMI Entities, from and against any personal liability to which the Escrow Agent may be subject by reason of any alleged or actual act or failure to act in its capacity as Escrow Agent, including costs and expenses of successfully defending the Escrow Agent against any claims of liability with respect thereto, otherwise than as a result of its fraud or willful misconduct.  In addition, Richter and the EMI Entities hereby covenant and agree not to sue the Escrow Agent for any liability arising out of any alleged or actual act or failure to act in its capacity as Escrow Agent (excluding fraud and willful misconduct).